EXHIBIT 10.26

December 5, 2020

Jonathan Anschell
1196 Coldwater Drive
Beverly Hills, CA 90210

Dear Jonathan,

Congratulations! We are excited to invite you to join us at Mattel - where we empower the next generation to explore the wonder of childhood and reach their full potential.

Mattel HQ, Inc. would like to extend you an offer of employment for the position of Executive Vice President, Chief Legal Officer, and Secretary, contingent on the terms and conditions set forth in the General Information section below, with an anticipated hire date of January 1, 2021. You will report directly to Mattel’s Chief Executive Officer. This letter provides an overview of some of the compensation, benefit, and employee program offerings that would be available to you as an employee of the Company (which is part of the Mattel family of companies), should you choose to accept our offer. For purposes of this letter, “Company” will refer to Mattel HQ Inc., or any entity within the Mattel family of companies that may later become your employer, and “Mattel” will refer to Mattel, Inc. and its subsidiaries, including the Company.
SALARY
Your annual base salary will be $700,000, payable on a bi-weekly basis, less applicable federal and state taxes and other required withholdings. As this is an exempt position, you are not eligible for overtime pay. Paychecks are issued every other Friday for the previous two weeks. For payroll purposes, our workweek is Monday through Sunday.
BONUS - MATTEL INCENTIVE PLAN
Mattel maintains the Mattel Incentive Plan (“MIP”), which is an annual, discretionary, global cash bonus plan that provides employees the opportunity to earn an award based on Mattel’s financial performance and individual performance results. You are eligible for a target MIP award of 70% of your annual base salary (as in effect at the end of the plan year), up to a maximum of 140%. The amount of your actual award, if any, may be more or less than your target, depending on Mattel’s financial performance results and your individual performance results. Mattel must achieve a minimum financial performance goal before an award pool is generated and funded.
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You are eligible for the 2021 plan year MIP award if you commence active employment in a Regular status (as defined in the Mattel Employee Handbook) on or before October 4, 2021, and your award, if any, will be pro-rated based on your eligibility date. Awards are typically paid around the beginning of the second quarter of the following year. In order to earn an award, you need to be continuously employed as a Regular employee of the Company in good standing through the payment date.
SIGNING BONUS
You will receive a signing bonus in the gross amount of $200,000, less applicable federal and state taxes and other required withholdings, payable within 30 days following your hire date. In order to earn the signing bonus, you must complete one year of service from your initial date of employment. If, within one year of your hire date, you choose to voluntarily terminate your employment with the Company, or you are discharged for “cause” as defined below, the signing bonus will not have been earned, and you agree to repay the amount in full within 30 days of your termination date.
STOCK – EQUITY GRANTS
Within the first 12 months of your employment with the Company, you will receive equity grants with a total value of $1,975,000 — a new hire equity grant with a value of $675,000, as well as a 2021 annual equity grant with a value of $1,300,000 to be granted in accordance with our 2021 employee annual equity grant to be approved by the Compensation Committee.
New Hire Equity Grant
Your new hire equity grant with a value of $675,000 will have a grant date of the last trading day of the month in which you commence employment at the Company, and such equity grant will be allocated as follows based on Mattel’s new hire equity grant portfolio approach:
•Restricted Stock Units: Restricted stock units (“RSUs”) with a grant value of $337,500. The grant dollar value of the RSUs will be converted into a number of RSUs by dividing the grant dollar value by Mattel’s closing stock price on the grant date.
–If you remain employed by the Company, the RSUs will vest over the three-year period following the grant date: 33% on the first anniversary of the grant, 33% on the second anniversary of the grant, and 34% on the third anniversary of the grant.
–Upon vesting, you will receive shares of Mattel stock, less applicable federal and state taxes and other required withholdings.
•Stock Option: A stock option grant to purchase shares of Mattel stock with a grant value of $337,500. The grant dollar value of the stock options will be converted into a number of option shares by dividing the grant dollar value by the Black-Scholes fair value based on Mattel’s closing stock price on the grant date.
–If you remain employed by the Company, the stock options will vest over the three-year period following the grant date: 33% on the first anniversary of the grant, 33% on the second anniversary of the grant, and 34% on the third anniversary of the grant.
–The exercise price of the stock options will equal the closing price of Mattel stock on the grant date.

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Annual Equity Grant
You will also be eligible to receive an annual equity grant beginning in 2021. Typically, annual equity grants are made around August 1 of each year. Your annual equity grant value in 2021 will be $1,300,000. Your annual equity grant value may vary each year thereafter and will be subject to the Compensation Committee’s approval. Currently, Mattel’s annual equity grant portfolio approach for senior executives delivers grants in the form of time-based RSUs, time-based stock options, as well as performance-based RSUs granted under our Long-Term Incentive Program (“LTIP”). The LTIP provides senior executives the opportunity to earn shares of Mattel stock based on Mattel’s financial performance over a three-year performance cycle.
Please note this is a summary of your equity grants and, in order to receive your grants, you will be required to enter into equity grant agreements setting forth the terms and conditions that govern your grants.
STOCK OWNERSHIP
You will be subject to stock ownership guidelines established as a multiple of base salary. Your stock ownership requirement will be three times your then-current base salary. You will have five years from your hire date to attain your targeted level of ownership. Our stock ownership guidelines provide that if the target level ownership is not met within the compliance deadline, you must retain 100% of after-tax shares acquired from equity grants until such guidelines are met. Our stock ownership guidelines are reviewed annually by our Compensation Committee for individual compliance.
CAR ALLOWANCE
You will receive a monthly car allowance in the amount of $2,000 for all your automobile expenses, payable on a bi-weekly basis, less applicable federal and state taxes and other required withholdings. The car allowance is intended to cover all automobile expenses including mileage, gasoline, maintenance and insurance.
DEFERRED COMPENSATION
You will be eligible to participate in the Mattel, Inc. Deferred Compensation & PIP Excess Plan (“DCP”). Under this plan, you may elect to defer (pre-income tax) a portion of your salary or annual MIP bonus, as well as continue deferrals and Mattel contributions that cannot be made into our 401(k) plan due to Internal Revenue Code (“IRC”) limitations, with various investment and payment options available.
You will receive DCP information around 30 days from your hire date that provides additional details regarding your enrollment options.
BENEFITS AND EMPLOYEE PROGRAMS
Mattel offers a comprehensive benefits package and an extensive array of valuable programs and services designed to help our employees create a healthy lifestyle, build a financial future and enhance work/life integration.
Health and Welfare
The following is a brief outline of the health and welfare benefits in which you and your qualified dependents, if applicable, will be eligible to participate in as of your hire date, with the exception of
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short & long-term disability insurance, which will be available upon the successful completion of your first 90 days of employment.

Medical, Prescription	Life Insurance
Dental	Business Travel Coverage
Vision	Short & Long-Term Disability
You will receive information about your health and welfare benefits in your new hire packet.
Retirement/401(k)
Mattel provides eligible employees the opportunity to participate in a 401(k) retirement program that provides a variety of investment options. You will be automatically enrolled in the Mattel, Inc. Personal Investment Plan (“PIP”), which is a 401(k) savings/retirement plan, if you are age 20 or older. The PIP offers both Mattel automatic and matching contributions as follows:
•Mattel Automatic Contributions: Mattel will make automatic contributions to your account ranging from 3% to 7% of your salary, based on your age.
•Employee Contributions: The PlP allows for voluntary employee contributions up to 80% of your eligible compensation, subject to IRC limitations. You will be initially enrolled at 2% of your eligible compensation on a pre-tax basis, which will be matched 50% by Mattel, to help you get started. This contribution will begin automatically within about 45 days of your hire date. You will have the opportunity to opt-out of the 2% pre-tax contribution before the first deduction from your paycheck and may make changes anytime.
•Mattel Matching Contributions: Mattel will match your contributions 50% up to the first 6% of your eligible compensation. If you elect an employee contribution of at least 6%, you will receive the maximum Mattel matching contribution.
You will receive a PIP packet in the mail within two weeks of your eligibility date that provides additional details regarding your contribution and investment options.
Flexible Paid Time Off
Mattel recognizes the value of rest and relaxation and provides eligible exempt employees Flexible Paid Time Off (“Flexible PTO”) for personal and leisure time away from work, following successful completion of the introductory period (usually on the 90th day of continuous employment). While you do not have a specified amount of Flexible PTO, use of Flexible PTO is subject to the needs of the business and the Chief Executive Officer’s discretion. For leaves of absence, jury duty, and sick leave, different practices apply.
COMPENSATION RECOVERY POLICY
As a direct report to the Chief Executive Officer, you will be subject to Mattel’s Compensation Recovery Policy (“Clawback Policy”). The Clawback Policy permits our Compensation Committee to require forfeiture or reimbursement of certain cash and equity that was paid, granted, or vested based upon the achievement of financial results that, when recalculated to include the impact of a material financial restatement, were not achieved, whether or not fraud or misconduct was involved.
This is a summary of the policy, and the full policy will be provided and available after your hire date.

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SEVERANCE
In the event that your employment is involuntarily terminated by the Company for reasons other than for “cause” (as defined below) and after completion of your first 90 days of employment, you will be provided with the following, subject to applicable federal and state taxes and other required withholdings:
•Severance payments equal to the sum of (i) 12-months of your then-current annual base salary and (ii) your then-current target annual bonus opportunity under the MIP (or any successor plan) for the year in which the date of your termination of employment occurs. The first half of the severance amount will be paid following the date your release becomes irrevocable (see below) in bi-weekly installments equal to your then-current bi-weekly rate of base pay, and the remaining half (“Income Continuation”) will be paid thereafter, in the same bi-weekly installments; provided that such Income Continuation will continue only to the extent you (a) have not received aggregate payments totaling the Income Continuation amount and (b) have not secured and are still actively looking for comparable “new employment” (defined as regularly scheduled to work 30 or more hours per week with a new employer);
•Continued coverage of up to three months continuation of your then-current medical, dental, and vision coverage under Mattel’s group health plan, the premiums for which will be paid by Mattel, and, thereafter, a monthly payment for up to an additional nine months approximately equal to your then-current monthly COBRA premium applicable to your then-current level of Mattel group coverage, to be provided until you become eligible for group healthcare coverage offered by a “new employer” (up to a maximum of an additional nine months); and
•Outplacement assistance services selected by Mattel and in accordance with Mattel’s then-current practices and programs.
Receipt of all payments and benefits is contingent upon your signing, within 21 days (or, to the extent required by applicable law, 45 days) following your termination date, and not revoking, within seven days thereafter, a Separation Agreement and General Release in a form prescribed by Mattel at the time of your termination of employment.
Notwithstanding anything in this letter to the contrary, if you are deemed by Mattel at the time of your separation from service to be a “specified employee” for purposes of Section 409A of the IRC (“Section 409A”), to the extent required to avoid a prohibited distribution under Section 409A, the payments and benefits provided under this letter will not be provided to you until the earlier of (a) the expiration of the six-month period measured from the date of your “separation from service” (as defined under Section 409A) with the Company or (b) the date of your death. Upon the first business day after expiration of the relevant period, all payments and benefits delayed pursuant to the preceding sentence will be paid in a lump sum and any remaining payments and benefits due will be paid as otherwise provided herein. Each installment payment provided under this letter will at all times be considered a separate and distinct payment for purposes of Section 409A. To the extent any reimbursements or in-kind benefits provided under this letter are subject to 409A, (a) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits provided, in any other calendar year (except if such benefits consist of the reimbursement of expenses referred to in Section 105(b) of the IRC, as described in Treasury Regulation Section 1.409A-3(i)(1)(iv)(B)); (b) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (c) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

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GENERAL INFORMATION
This offer letter is only a summary of your compensation, benefit, and employee program offerings.  More details and plan provisions are provided in our Summary Plan Descriptions, plan documents or program summaries, which govern and are subject to periodic modification and revision. You will receive specific benefit information and enrollment instructions in the mail, and additional employee program information upon hire.
This offer letter supersedes any prior communications you may have had with Mattel employees and/or representatives and reflects the entire understanding between you and the Company, with respect to the Company’s offer of employment. No Mattel employee and/or representative has the authority to make any promise related to this offer that is not contained in this letter and, by signing below, you affirm that you have not signed this offer letter in reliance on any such promise. By signing below, you confirm that your negotiation, acceptance and/or performance of the terms of this offer does not violate any contract or arrangement you may have with any third party. If the Mattel (in its sole discretion) determines that your confirmation may be inaccurate for any reason, it can be a basis for terminating your employment with “cause” as defined below. By signing below, you agree to indemnify the Company and the Mattel family of companies against any claims that may be brought against such companies relating to any allegation that you violated any contract or arrangement between you and such third party.
For purposes of this offer letter only, and without altering the at-will employment offered by the Company, “cause” shall mean Mattel’s good faith belief that you: (i) neglected significant duties you were required to perform; (ii) violated a material Mattel policy, rule, or guideline; (iii) engaged in an act of dishonesty, fraud, misrepresentation, or other act of moral turpitude; (iv) engaged in an act or omission in the course of your employment which constitutes gross negligence; or (v) willfully failed to obey a lawful direction of Mattel’s Board of Directors or Mattel.
The terms of this letter do not imply employment for a definite period. This means that your employment with the Company will be at-will, and either you or the Company can terminate it at any time, for any or no reason, with or without cause or advance notice. The at-will relationship cannot be changed by any statement, act, series of events, or pattern of conduct and can only be changed by an express, written agreement signed by Mattel’s Chief People Officer or Chief Executive Officer. For purposes of clarity, your participation in any incentive or benefit program will not be construed as (i) any assurance of continuing employment for any particular period of time, or (ii) a restriction on the Company’s right to terminate your employment at-will.
While we look forward to welcoming you to Mattel, this offer is contingent upon satisfactory completion of a background check, including verification of all information listed on your resume, employment application, and any other supporting documentation provided, such as previous employers, academic institutions attended, and eligibility to work in the United States. In addition, as a condition of your employment, you will need to sign an Employee Confidentiality and Inventions Agreement (in which you will be asked to disclose all prior inventions, if any, that you own), certify that you will, at all times, comply with Mattel’s Code of Conduct, and complete a Conflict of Interest Questionnaire. If you would like to review any of these forms before you make your decision to accept our offer, your recruiter will be able to provide them.
Also, please note that you will be considered an Insider and Section 16 Officer for purposes of Mattel’s Insider Trading Policy (the “Policy”) and are subject to window period restrictions and pre-clearance requirements. This means that you are generally restricted to conducting pre-cleared transactions in Mattel, Inc. stock only during open window periods and in accordance with the Policy. Examples of such transactions include sales of shares related to a stock option exercise (including sales of shares to generate cash to pay the exercise price) and changes in contribution elections to the Mattel, Inc. stock
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fund under Mattel's 401(k) plan. For more information about the Policy and its restrictions, you can access and/or obtain a copy of the Policy on Mattel’s Code of Conduct website.
Should you choose to accept our offer, you will receive onboarding information via email or mail (based on your location) providing information and forms that you will need to complete before starting with us.
Jonathan, we are sincerely pleased to extend this contingent offer of employment and look forward to hearing from you soon. If you accept the terms of our offer as noted above, please sign below and return this letter. If I can answer any questions, please do not hesitate to contact me.
We hope you will join us so that, together, we can fulfill our promise to create experiences that capture kids’ hearts, open their minds, and explore their potential through play!

Sincerely,

/s/ Amy Thompson
Amy Thompson
Executive Vice President and Chief People Officer

Agreed and accepted:

/s/ Jonathan Anschell                         December 6, 2020

Jonathan Anschell	Date

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